

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04006927

January 27, 2004

B. Harvey Hill, Jr.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-27-2004

Re: Genuine Parts Company
Incoming letter dated December 10, 2003

Dear Mr. Hill:

This is in response to your letter of December 10, 2003 concerning a shareholder proposal submitted to Genuine Parts by Nick Rossi. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

40987

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

December 10, 2003


SEC MAIL PROCESSING
RECEIVED
DEC 15 2003
WASH. D.C. 158 SECTION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted for Inclusion in the Genuine Parts Company 2004 Proxy Statement by Nick Rossi, appointing John Chevedden as Proxy

Dear Sir or Madam:

Genuine Parts Company ("GPC" or the "Company") has received a shareholder proposal regarding poison pills (the "Proposal") from Mr. Nick Rossi for inclusion in the proxy materials for its 2004 Annual Meeting of Shareholders and appointing Mr. John Chevedden as Mr. Rossi's proxy in the matter (the "Proponent"). On behalf of our client, GPC, we hereby request that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Securities and Exchange Commission (the "Commission") any enforcement action in respect of the Company's omission of the Proposal from its proxy materials. We believe that the Proposal is excludable under:

1. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under Georgia law;

2. Rule 14a-8(i)(2) because adoption of the Proposal would cause the Company to violate state law; and

3. Rule 14a-8(i)(3), because (a) portions of the Proposal are so vague and indefinite that the Company is unsure what further action should be taken if it is adopted; and (b) the Proposal contains potentially false and misleading statements.

In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. We have provided one extra copy, and would appreciate it being date-stamped upon receipt and returned to us in the enclosed postage-paid envelope. We are also enclosing six copies of GPC's earlier correspondence to Mr. Nick Rossi, sent in care of Mr. Chevedden, requesting that Mr. Rossi provide evidence of his stock ownership (attached as Appendix B), as well as six copies of the document he provided in response to the Company's request (attached as Appendix C). A copy of this letter has simultaneously been sent to the Proponent.

The Proposal submitted to GPC reads as follows: "RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election."

1. The Proposal may be omitted pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2).

To the extent the reasons discussed below are based on matters of Georgia law, this letter constitutes our legal opinion. GPC is a Georgia corporation governed by the Georgia Business Corporation Code (the "Code"), and we are admitted to practice law in the State of Georgia.

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under the Code and pursuant to Rule 14a-8(i)(2) because adoption of the Proposal would cause the Company to violate the Code. Rule 14a-8(i)(1) allows a registrant to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) states that some proposals are not considered proper under state law if they would be binding on the company if approved by the shareholders.

The first sentence of the Proposal may appear to be precatory because it states that the shareholders *request* that the Board of Directors seek shareholder approval for the adoption, maintenance or extension of "any current or future poison pill". However, the second sentence of the Proposal states that once the Proposal is adopted, "removal of this proposal or any dilution of this proposal would consistently be submitted to shareholder vote at the earliest subsequent shareholder election." Thus, the proposal contemplates that, if and when the Proposal is adopted, it will operate as a permanent restriction, and the Board will be required to seek shareholder approval before taking any action involving a "poison pill" or shareholder rights plan. The following portion of the Proposal's Supporting Statement further illustrates that this Proposal is intended to be a mandatory and binding obligation of the Company: "[d]irectors may make a token response to this proposal . . . [a] *reversible* response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal." Accordingly, the Proposal could be construed as prohibiting the Board from adopting, maintaining or extending a shareholder rights plan without prior approval of the shareholders, under any circumstances and without regard to whether the Board has determined in its business judgment that the adoption of such a plan is in the best interests of the Company and without regard to whether such action was required to fulfill its fiduciary duties to the shareholders. As discussed more fully below, the Proposal, for this reason, is an improper shareholder action that would violate state law.

Section 14-2-801(b) of the Code provides that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors," subject to certain limitations that are not relevant to this letter. The Code provides the Board of Directors of a publicly held Georgia corporation with very broad discretion and authority over the business and affairs of the corporation.

While there is little judicial interpretation in Georgia of the meaning and extent of Code Section 14-2-801(b), Delaware Courts have interpreted a substantially identical provision in Section 141(a) of the Delaware General Corporation Law very broadly with respect to the powers and authority of a Board of Directors. The Delaware courts have stated that "directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also, Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989). The Delaware courts have also interpreted Section 141(a) as standing for the proposition that the "adoption of a defensive measure . . . fully accorded with the powers, duties and responsibilities conferred upon directors under our [Delaware] law." Revlon, Inc. v. MacAndres & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986). Finally, the Delaware courts have specifically stated that the power to adopt a rights plan "would [be] meaningless if the rights plan required shareholder approval." Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. Supr. 2001). In addition, the Staff has on several occasions accepted the position that a proposal prohibiting directors from adopting a shareholder rights plan without prior stockholder approval would be in contravention of Delaware law. *See, e.g.,* SEC No-Action Letters: General Dynamics Corporation (March 5, 2001); Mattel, Inc. (March 25, 2002); Atlas Air Worldwide Holdings, Inc. (April 5, 2002).

In the context of shareholder rights plans, Delaware law requires that the terms be set forth in Board resolutions or in the Certificate of Incorporation, whereas Georgia law mandates that the Board of Directors determine the terms of such plans. Code Section 14-2-624(a) provides:

> "A corporation may issue rights, options, or warrants with respect to the shares of the corporation whether or not in connection with the issuance and sale of any of its shares or other securities. The board of directors *shall* determine the terms upon which the rights, options, or

> warrants are issued, their form and content, the consideration for which they are to be issued, and the terms and conditions relating to their exercise, including the time or times, the conditions precedent, and the prices at which and the holders by whom the rights, options or warrants may be exercised." (emphasis added)

This Code section grants to the Board of Directors the sole power and responsibility to adopt shareholder rights plans, and not only grants directors the power to determine the terms and conditions of such plans, but mandates that they do so. The previous version of Section 14-2-624 also stated that "[n]othing in Code Section 14-2-601 shall be deemed to limit the board of directors' authority to determine, *in its sole discretion*, the terms and conditions of the rights, options or warrants issuable pursuant to this Code section." *See* SEC No-Action Letters: Eagle Bancshares, Inc. (May 12, 1994) and Georgia-Pacific Corporation (March 25, 1999). This sentence was deleted in the 2000 amendments to the Code. The official comments to the 2000 amendments reveal, however, that the reason for the deletion was not to limit directors' discretion, but to emphasize that Section 14-2-624 is to be read in a manner consistent with other sections of the Code, because commentators had posed the question of whether the inclusion of the words "in its sole discretion" could or should be read as overriding certain other sections of the Code, including Section 14-2-801.

In an SEC No-Action Letter regarding Eagle Bancshares, Inc. (May 12, 1994), the Staff considered a shareholder proposal to a Georgia corporation that stated, in relevant part, "[I]t is proposed and requested that the Board of Directors reconsider [the adoption of a shareholder rights plan] . . and, upon such reconsideration, take such steps as are necessary to remove the Poison Pill." The Staff found some basis for the company's position that the proposal was not a proper action for shareholders under state law. The Staff has also addressed a shareholder proposal that would restrict the authority of the board of directors of a Georgia corporation as to shareholder rights plans by enacting a bylaw provision. *See, e.g.*, SEC No-Action Letter, Georgia-Pacific Corporation (March 25, 1999). Again, the Staff found some basis for exclusion as an improper shareholder action. While the proposals in these No-Action letters are not identical to the Proposal submitted to GPC, these No-Action Letters do make clear that a poison pill proposal that would be binding on the Board of Directors of a Georgia corporation is excludable as an improper shareholder action in violation of Georgia law.

Based upon the foregoing, it is our opinion that the Proposal, if implemented by the Company, would constitute an improper shareholder action under Georgia law and would cause GPC to violate the Georgia Business Corporation Code.

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(3).

A. Portions of the Proposal are Vague and Indefinite

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) as false and misleading because portions of the Proposal are so vague and indefinite that the Company is unsure what action should be taken if the Proposal is adopted. *See, e.g.* SEC No-Action Letter to Occidental Petroleum Corporation (Feb. 11, 1991), where the Staff stated: "There appears to be some basis for your position that the entire proposal may be excluded under paragraph (c)(3) of Rule 14a-8 as vague, indefinite and, therefore, potentially misleading."

The Staff has consistently taken the position that a company may exclude a proposal in its entirety pursuant to Rule 14a-8(i)(3) if the proposal is vague and indefinite. *See* SEC No-Action Letter to Philadelphia Electric Company (July 30, 1992), where the Staff agreed that a proposal could be omitted when it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also, e.g.* SEC No-Action Letters: Smithfield Foods (July 18, 2003); Global Entertainment Holdings/Equities, Inc. (April 24, 2003); Eastman Kodak Company (March 3, 2003); Pfizer Inc. (February 18, 2003); PepsiCo, Inc. (February 18, 2003); Capital One Financial Corporation (February 7, 2003); and General Electric Company (February 5, 2003);.

The first sentence of the Proposal requests that GPC's Board of Directors seek shareholder approval at the earliest subsequent shareholder election for the "adoption, maintenance or extension of any current or future poison pill." GPC currently has a Shareholder Protection Rights Plan ("Rights Plan"), or "poison pill" in place, which will not expire until 2009. Therefore, to the extent the request relates to shareholder approval of the "adoption" or "extension" of a poison pill, it is moot until the current pill expires in 2009. The Proposal is vague and indefinite as to the term "maintenance." GPC's current Rights Plan does not require any type of "maintenance." If the Proposal were to be adopted, the Company does not know what would constitute "maintenance" of the Rights Plan such that a shareholder vote would be triggered. If the Proponent intended this language to include the continued existence of a current plan, then the Rights Plan is arguably maintained every day. Thus, there is no way for the Company to determine when and how often subsequent shareholder approvals would be required. Similarly, the Company does not know what would constitute "the earliest subsequent shareholder election" following "maintenance" of a poison pill.

The second sentence of the Proposal states that "[o]nce adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election." This entire sentence is vague and indefinite. The Company does not know what is meant by "removal or any dilution of this proposal," nor does the Company know what is meant by "consistently be submitted to shareholder vote at the earliest subsequent shareholder election," in part because it is not clear what is meant by a "shareholder election." The first sentence of the Proposal requests that the Board seek shareholder approval regarding the adoption, maintenance or extension of a poison pill. If the Proposal is intended to be a request by the shareholders of the Board, then the Proposal would not become a formal Company bylaw or corporate policy that could subsequently be "removed" by the Board. Further, it is not clear what is meant by "any dilution" of the Proposal, so it is uncertain what potential actions or activities undertaken by the Board would be considered by the Proponent, or the Company's shareholders, to "dilute" the Proposal.

The Company believes that the Proposal is so inherently vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In summary, in reading the text of the Proposal as such Proposal would be submitted to shareholders: (i) there is no way to know what is meant by "maintenance" of a poison pill and when and how often such "maintenance" might trigger a subsequent shareholder approval; (ii) there is no way to know what is meant by the "earliest subsequent shareholder election" and when and how often this would occur; (iii) there is no way to know what potential actions taken by the Board might trigger a "removal" or "dilution" of the Proposal (if adopted); and (iv) there is no way to know what is meant by "consistently submitted to shareholder vote" or to determine how often a shareholder vote must occur on the Proposal to be "consistently submitted."

B. The Proposal Contains Unsupported Assertions and False and Misleading Statements of Fact

The Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains unsupported assertions and false and misleading statements of fact. Rule 14a-8(i)(3) permits the omission of a shareholder proposal if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy materials that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading."

The Company believes that the Proposal should be excluded under Rule 14a-8(i)(3) for the following reasons:

(i) **Missing Sources and Citations**

The Proposal is contrary to Rule 14a-9 because it contains numerous unsupported generalizations and fails to provide authority or a source for several statements in the Proposal. The following statements are unsupported assertions with no proper citation or authority referenced. Such statements should either be excluded from the Proposal or adequate citations should be provided and summary statements accurately reflected.

- *This topic also won an overall 60% yes-vote at 79 companies in 2003.* There is no source cited for this statement. In its response to GPC's no-action request last year concerning a similar proposal from the Proponent, the SEC Staff opined that the proponent must "provide a citation to a specific source" for the statement that "This topic won an average 60% yes-vote at 50 companies in 2002." SEC No-Action Letter to Genuine Parts Company (January 15, 2003). *See also, e.g.*, SEC No-Action Letters: AMR (April 12, 2003); J.P Morgan Chase & Co. (March 10, 2003); FirstEnergy Corp. (March 10, 2003); The Boeing Company (February 26, 2003); and The Home Depot, Inc. (March 31, 2003)(all with similar facts and findings as GPC). It is somewhat disturbing that such an experienced Proponent continues to ignore the previous guidance of the SEC Staff concerning his use of this statement.

- *An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.* This statement is attributed to The Motley Fool. Since it is not contained within quotation marks in the supporting statement, we assume this to be a summary statement rather than an exact quotation. After an extensive search, we have been unable to locate this source to verify its context or its accuracy. If the experienced reference librarians of a law firm are unable to locate a reference, it is extremely unlikely that an average shareholder would be able to do so.

- Statements of T. J. Dermot Dunphy. The proponent attributes the quoted statements to Mr. Dunphy, but fails, within the text of the proposal, to provide the context or source of the statements.

- *The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.* Morningstar.com, the source for this statement as provided in the supporting statement, is not a complete web address and is insufficient to locate this reference. In addition, the statement is a paraphrase and not an exact quote. Monsanto Company recently filed a no-action request concerning an almost identical proposal and supporting statement, which included this same statement attributed to Morningstar.com. In its response to Monsanto, available November 26, 2003, the Staff said that the proponent must "revise the sentence attributed to Morningstar.com to directly quote the sentence from the source."

In response to prior no-action letter requests with respect to poison pill proposals by John Chevedden, the Staff has required revision or allowed omission of similar unsupported statements. *See, e.g.*, SEC No-Action Letters: AMR (April 12, 2003); The Home Depot, Inc. (March 31, 2003); Sabre Holdings Corporation (March 20, 2003); and The Dow Chemical Company (March 17, 2003) (all regarding poison pill proposals submitted by John Chevedden with Staff approval for revision or omission of materially misleading statements).

The Company acknowledges that the proponent included a list of references, although apparently only for the benefit of the Company itself since the references were not included as part of the proposal. If the complete cites were added to the proposal as submitted, the proposal would have exceeded the 500 word limit. Even with the reference list, the following should be noted: the Company was unable to locate the item referenced in The Motley Fool; the cite for Morningstar.com is still incomplete; no website address or other source information is given for the Council of Institutional Investors Corporate Governance Policies; and the IRRC Corporate Governance Bulletin for June-September of 2003, for which no cite or source is provided, is only available for a $100 fee.

(ii) <u>False Statements or Misleading Statements</u>

The supporting statement says, "I do not see how our Directors object to this proposal because it gives our Directors the flexibly [sic] to overrule our shareholder vote if our Directors seriously believe they have a good reason." While the first sentence of the Proposal is phrased in a precatory fashion, the second sentence is not, and the language of the resolution provides no indication of an intent to respect the discretion of the Board. This statement implies that that the Board retains the flexibility to exercise its good judgment. "Flexibility" is a misnomer for something that would require the Board to "overrule our shareholder vote."

The Proposal says that "We as shareholders voted in support of this topic:

Year Rate of Support

2003 49%"

The actual vote in support of the poison pill proposal last year was 44%. The Proponent indicates that his 49% is only "based on yes and no votes cast." This calculation is misleading, because it is contrary to the method announced in the Company's proxy for determining how the vote would be calculated. The Company's 2003 proxy statement included the following: "With respect to the proposal for the selection of independent auditors and the shareholder proposal, abstentions and broker 'non-votes' will be counted as present for purposes of determining the existence of a quorum and as part of the base number of votes to be used in determining if the proposal has received the requisite number of votes for approval, and will have the same effect as a vote 'against' such proposal." Based upon this methodology, the vote in support of the proposal was 44%. This statement should be omitted or revised to reflect the correct percentage.

The Proponent then states, "I believe our majority vote is a strong signal of shareholder concern." Regardless of the method used to calculate the percentage of votes in support of the Proposal, neither 49% nor 44% constitutes a majority, making this statement blatantly false.

(iii) Website Reference

The supporting statement to the Proposal includes a reference to the www.cii.org website. The reference to a third party web site in the Company's proxy materials is inappropriate as the Company has no control over the content of such website and such a third party website may contain false and misleading information. Furthermore, the information available on the cited web page is not relevant to the subject matter of the Proposal. The web page found at the cite provided does not mention "poison pills." The Proposal would lead the reader to believe that the statement about the Council calling for approval of poison pills came from information on the web page cited. Question F. 1 of Staff Legal Bulletin No. 14 states that a website address may be excluded under Rule 14a-8(i)(3) because "information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." In its response to GPC's no-action request last year, the Staff required the proponent to "revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced." *See also* SEC No-Action Letters: AMR (April 12, 2003); J.P Morgan Chase & Co. (March 10, 2003); FirstEnergy Corp. (March 10, 2003); The Boeing Company (February 26, 2003); and The Home Depot, Inc. (March 31, 2003); and Sabre Holdings Corporation (March 20, 2003)(all with similar facts and findings as GPC.) Again, it is disturbing that such an experienced Proponent continues to ignore the previous guidance of the SEC Staff concerning his use of this statement.

A review of no-action letters concerning the numerous shareholder proposals submitted by or on behalf of Mr. Chevedden in recent years evidences a continuing disregard for the Commission's proxy rules regarding false and misleading statements. Given Mr. Chevedden's continuing disregard for Rule 14a-8 as evidenced by the misleading, inaccurate and incomplete statements made in the Proposal, the Company believes it would be appropriate to exclude the entire Proposal from the Company's proxy materials.

3. Conclusion

Based upon the aforementioned factors, we respectfully request that the Staff confirm it will take no action if the Proposal is excluded from the Company's proxy materials. Should you have any questions regarding any aspect of this matter or require any additional information, please contact the undersigned at (404) 881-7446.

Very truly yours,



B. Harvey Hill, Jr.

MCY:mcy
cc: Carol Yancey, Genuine Parts Company

APPENDIX A

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Larry Prince
Chairman
Genuine Parts Company (GPC)
2999 Circle 75 Parkway
Atlanta, GA 30339
Phone: (770) 953-1700
Fax: (770) 956-2211

Dear Mr. Prince,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Ross Oct. 7 03

cc: Carol Yancey
Corporate Secretary
FX: 770/956-2211

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	49%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because the 49% support followed our Directors' objection to the proposal and insiders hold 3% of our stock. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

APPENDIX B

GENUINE PARTS COMPANY
2999 CIRCLE 75 PARKWAY
ATLANTA, GEORGIA 30339

CAROL B. YANCEY
VICE PRESIDENT AND
CORPORATE SECRETARY

(770) 953-1700

October 27, 2003

VIA FACSIMILE – 310-371-7872

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415
c/o Mr. John Chevedden

Dear Mr. Rossi:

This will confirm receipt by fax on October 13, 2003 of your letter dated October 7, 2003, submitting a proposal relating to shareholder approval of our shareholder rights plans for inclusion in Genuine Parts Company's proxy statement for its 2004 Annual Meeting of Shareholders.

Your proposal does not indicate how many shares of Genuine Parts stock you currently hold. Therefore, we are requesting, pursuant to SEC Rule 14a-8(f), that you provide documentation to support your statement of ownership. This documentation must be provided by the record holder of the shares and must verify that you have continuously owned the requisite shares for at least one year prior to the submission of your proposal.

Your response should be sent to my attention at the address set forth above. Under Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notice.

We reserve our right to challenge your proposal in a "no-action" request to the SEC.

Sincerely,



Carol Yancey

CY/jk

APPENDIX C

Mark S. Christensen
Vice President
Financial Advisor

3550 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
phone 707 526 1070
fax 707 526 1099

MorganStanley

October 27, 2003

To Whom It May Concern:

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account
on the respective dates:

May 16, 2002

1000 shares	Hubbell Inc A
1000 shares	Genuine Parts Co.
825 shares	General Motors Corp
500 shares	Bethlehem Steel Corp
1000 shares	Baker Hughes Inc.
1427 shares	Chevron Texaco Corp
1652 shares	Fortune Brands Inc.
1652 shares	Gallaher Group PLC ADR
419 shares	Delphi Automotive Systems
1000 shares	Japan Equity Fund Inc.
452 shares	Bank of America Corp

May 22, 2002

2000 shares	Cedar Fair LP Dep Units
1683 shares	Daimler-Chrysler AG

July 9, 2002

1000 shares	UST Inc.
1000 shares	Teppco Partners LP
2000 shares	Service Corp Intl.
800 shares	Maytag Corp

GPC

Post-it® Fax Note 7671	Date 10-29-03 / # of pages ▶ 2
To Carol Yancey	From John [illegible]
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 770-956-2211	Fax #

3120 shares	Kimberly Clark Corp
1000 shares	UIL Hldgs Corp
1000 shares	Plum Creek Timber Co Inc REI
300 shares	3M Company (split 9-29-03, 600 shares)
1000 shares	Terra Nitrogen Co LP Com Unit
580 shares	Scottish Power PLC ADR New
600 shares	PG & E Corp
1000 shares	Unilever PLC (new) ADS
7593 shares	Servicemaster Co.
1084 shares	SBC Communications

August 15, 2002

300 shares   Marathon Oil Co.

On May 23, 2002 Nick journaled into the same account the following:

200 shares   Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8-1-2005
1000 shares   Bristol Myers Squibb Co.
500 shares   Bristol Myers Squibb Co was purchased on May 21, 2003

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 9-13-03 57 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Alston & Bird LLP No Action Request
Genuine Parts Company (GPC)
Nick Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

1] The proposal is not intended to be binding because the third word of the proposal is "request." If the proposal, or any part of the proposal, is considered binding then the opportunity to cure appears to be in order according to SLB 14. The company did not say that it is opposed to curing a proposal according to SLB 14.

The Staff has allowed proposals which are completely binding to be cured. Therefore if a proposal is determined to be binding in part then it should be an even better candidate to be cured.

The following is stated in SLB 14:

Basis

Rule 14a-8(i)(1)

Type of revision that we may permit

When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.

I believe the company incorrectly applied Georgia law: This proposal calls for a shareholder vote. The linchpin Account v. Hilton Hotels citation specifies "shareholder approval." Additionally in the quote provided by the company Account v. Hilton Hotels only refers to "shareholder approval" of a "rights plan." The quote apparently does not apply to the removal of a proposal, once adopted, involving a shareholder vote.

In General Dynamics and other similar cases the SLB 14 extract above was not introduced in support of the shareholder proposal.

Please note that the company summaries of the following staff determinations in Eagle Bancshares, Inc. (May 12, 1994) and Georgia-Pacific Corp. (March 25, 1999) seem to be hardly recognizable from the following abstracts which are believed to be correct.

Since the company has cited Eagle Bancshares, Inc. (May 12, 1994) it seems that the company may be implicitly calling for the same determination as in Eagle Bancshares, specifically that the proposal be "revised" as "a request." The Eagle Bancshares, Inc. abstract follows:
A shareholder proposal, which mandates that this company's board of directors terminate a shareholder rights agreement, may not be omitted from the company's proxy materials under rule 14a- 8(c)(1) assuming the proposal is revised, within seven calendar days from the receipt of the staff's response, to take the form of a request or recommendation that the board take the proposed action.

The Georgia-Pacific Corp. (March 25, 1999) abstract:
A revised shareholder proposal, which requests that this company's board of directors redeem the shareholder rights previously issued unless their issuance is approved by shareholders, may not be omitted from the company's proxy material under rule 14a-8(e)(2).

5] A purported company analogy is Philadelphia Electric Co. (July 30, 1992). Philadelphia Electric concerned a somewhat unusual shareholder proposal regarding the election of a committee of small shareholders to present plans to the company's board. Another purported company analogy is a case involving hog production, Smithfield Foods (July 18, 2003).

The company claim fails to acknowledge that the company can turn on a dime and discontinue its poison pill and thus a shareholder proposal may be written to allow for this possibility. Contrary to company insistence, a shareholder proposal provision for realistic contingencies is not "moot."

The company acknowledges that it maintains a pill. This is the key point. Whether the company claims it maintains its pill actively or passively does not seem to be material. Contrary to this company contrivance the proposal does not state that the company poison pill requires routine "maintenance."

Part of the company claim seems not to address the proposal but instead leads to questions of the qualifications of the current directors. The company seems to imply that the current directors are not qualified as directors because they are unable to determine "the earliest subsequent shareholder election." Or they are further incapacitated by not being able to obtain professional advice.

Dow Chemical Company adopted a "Certified Resolution" on February 13, 2003 which had similar text: "Any stockholder rights plan so adopted by the board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders."

6] The company inscrutably claims that it "does not know what is meant by 'removal or any dilution of this proposal'" once it is adopted.

7] Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. At the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. In its rush to resort to a no action request the company failed to do so.

The company fails to acknowledge each source provided in the proposal and the references following the proposal.

In the company's rush to resort to a no action request the company failed to thoroughly read the shareholder proposal and references or accept the invitation of assistance by the shareholder party and rushed to submit its unnecessary objections.

The company gloats, "If the experienced reference librarians of a law firm are unable to locate a reference, it is extremely unlikely that an average shareholder would be able to do so." A middle-school student could embarrass the "experienced reference librarians of a law firm." by simply entering the words "Motley Fool poison pill" into "Google" and thus produce the reference.

The submittal materials stated, "Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999 and "Moringstar.com, Aug. 15, 2003."

8] The company reproduces part of the proposal text and then deceptively omits the next immediate part of the proposal. The company failed to reproduce the proposal text immediately following "49%" which was "This percentage is based on yes and no votes cast." The inclusion of this company omitted text deflates the company argument.

9] The company did not ask if there was any typographical question, as it was invited to in the proposal submittal. "Majority" was not intended to be included.

SLB 14 states:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company failed to state a reason it believes the Council of Institutional Investors website contains "false and misleading" material.

With the sentence after sentence of contrived company objections in addition to no support or thin support, the company may be subject to this criticism:
Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden

cc: Emil Rossi
Larry Prince



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Rogue, 06/13/97: Tossing the **Poison Pill**
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3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2003	49%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because the 49% support followed our Directors' objection to the proposal and insiders hold 3% of our stock. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genuine Parts Company
Incoming letter dated December 10, 2003

The proposal requests that the board seek shareholder approval at the earliest subsequent shareholder election for the adoption, maintenance or extension of any current or future poison pills and further requests that, once adopted, removal or dilution of the proposal be submitted to a shareholder vote.

We are unable to concur in your view that Genuine Parts may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Genuine Parts may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Genuine Parts may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Genuine Parts may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Genuine Parts may omit the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the discussion that begins "I do not see . . ." and ends ". . . if our Directors seriously believe they have a good reason";
- delete the sentence that begins "I believe our . . ." and ends ". . . of shareholder concern";
- provide a citation to a specific source for the sentence that begins "This topic also . . ." and ends ". . . 79 companies in 2003";
- revise the sentence attributed to The Motley Fool to directly quote the sentence from the source;
- revise the sentences attributed to T.J. Dermot Dunphy to identify clearly which sentences are direct quotes;
- revise the sentence attributed to Morningstar.com to directly quote the sentence from the source;

- revise the reference to www.cii.org to provide a citation to a specific source.

Accordingly, unless the proponent provides Genuine Parts with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Genuine Parts omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Anne Nguyen
Attorney-Advisor